Filed by Urgent.ly Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934

Subject Company: Otonomo Technologies Ltd.

Commission File No.: 001-40744

Date: February 10, 2023

This filing relates to the proposed merger between Urgent.ly Inc. and Otonomo Technologies Ltd. Pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 9, 2023.

EMPLOYEES EMAIL

All,

Today we announced that we have entered into a definitive agreement to merge with Urgently in an all-stock transaction. The merger is expected to close, subject to the satisfaction of customary closing conditions, in the third quarter of 2023. This is yet another step in our vision to make mobility more equitable, accessible, sustainable and safe.

Urgently is a leader in the mobility assistance sector. They keep vehicles and people moving by delivering safe, innovative and exceptional mobility assistance experiences. The company’s digitally native software platform combines location-based services, real-time data, AI and machine-to-machine communication to power roadside assistance solutions for leading brands across automotive, insurance, telematics and other transportation-focused verticals. Urgently is headquartered in the United States.

We expect the combination of Otonomo and Urgently will create a mobility services powerhouse that will ignite a new generation of mobility services and experiences for automotive OEM, transportation and mapping, insurance, rental and fleet partners and consumers. With over 1.7 billion connected vehicles expected to be on the road in the next decade, the combined company will serve markets totaling well over $100 billion1. Together, Otonomo and Urgently have solutions operating in more than 26 countries, more than 100 partnership agreements across automotive OEM, transportation and mapping, insurance, fleet and rental sectors covering up to 70 million vehicles, more than 80,000 estimated connected assistance service professionals and 36 registered and pending patents.

We are bringing together differentiated and synergistic technology portfolios that encompass advanced data processing and analytics, connected insurance, mobility assistance network management and service delivery. Our companies are complementary in both the markets we serve and our go-to-market. We share some of the same customers today, with more in the pipeline for tomorrow. We expect the integration of Otonomo’s connected vehicle data platform with Urgently’s orchestration and AI stack will accelerate market adoption and growth by advancing preventative and predictive mobility services and products, digital platform integration for faster response with multi-channel delivery and value creation across the mobility ecosystem.

[1]	Ptolemus Consulting Group, May 2022

We have been through a lot in the last 18 months: the excitement of going public, completing two acquisitions, the challenges that come with growth and the disappointment that comes with reductions in staff. But I remain steadfast in my conviction of the immeasurable opportunity that is being created right now in the mobility sector. Together with Urgently, we have a chance to lead that transformation and make a meaningful impact in people’s lives.

There is a lot more to do after today’s announcement. In the months ahead, we’ll need to support our teammates through the closing and post-merger integration. I am sure there are a lot of questions! We’ll be assembling for a town hall today to go into more details about today’s news. Please check your email for details. I look forward to speaking with all of you and discussing today’s exciting news.

Regards,

Ben

*        *        *

CUSTOMERS EMAIL TEMPLATE

Dear……,

By now you may have heard our exciting news! Today we announced that we have entered into a definitive agreement to merge with Urgently in an all-stock transaction. The merger is expected to close, subject to the satisfaction of customary closing conditions, in the third quarter of 2023. This marks another important step towards our vision of making mobility more equitable, accessible, sustainable and safe.

Urgently is a leader in the mobility assistance sector. They keep vehicles and people moving by delivering safe, innovative and exceptional mobility assistance experiences. The company’s digitally native software platform combines location-based services, real-time data, AI and machine-to-machine communication to power roadside assistance solutions for leading brands across automotive, insurance, telematics and other transportation-focused verticals. Urgently is headquartered in the United States.

We are bringing together differentiated and synergistic technology portfolios that encompass advanced data processing and analytics, connected insurance, mobility assistance network management and service delivery. Our two companies are complementary in both the markets we serve and our go-to-market. We share some of the same customers today, with more in the pipeline for tomorrow. We believe the integration of Otonomo’s connected vehicle data platform with Urgently’s orchestration and AI stack will accelerate market adoption and growth by advancing preventative and predictive mobility services and products, digital platform integration for faster response with multi-channel delivery and value creation across the mobility ecosystem.

The combination of Otonomo and Urgently will create a mobility services powerhouse. With over 1.7 billion connected vehicles expected to be on the road in the next decade, the combined company will serve markets totaling more than $100 billion2. Together, Otonomo and Urgently have solutions operating in more than 26 countries, more than 100 partnership agreements across automotive OEM, transportation and mapping, insurance, fleet and rental sectors covering up to 70 million vehicles, more than 80,000 estimated connected assistance service professionals and 36 registered and pending patents.

I could not be more excited about the future of Otonomo with this merger. I want to take this opportunity to thank you for your continued belief and trust in our company. You will continue to receive the same level of quality and service you have come to expect from us as we go through the closing of the merger and integration. I am sure you have questions, so let’s set some time to discuss today’s news and our next steps. I look forward to speaking with you at your earliest convenience.

Regards,

[2]	Ptolemus Consulting Group, May 2022

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. Such statements are based upon current plans, estimates and expectations of management of Otonomo and Urgently in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Otonomo’s and Urgently’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Otonomo’s and Urgently’s businesses and the price of Otonomo’s traded securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the potential failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining shareholder approvals; (iii) the proposed transaction may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the proposed transaction on the ability of Otonomo or Urgently to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Otonomo or Urgently does business, or on Otonomo’s or Urgently’s operating results and business generally; (v) Otonomo’s or Urgently’s respective businesses may suffer as a result of uncertainty surrounding the proposed transaction and disruption of management’s attention due to the proposed transaction; (vi) the outcome of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon; (vii) Otonomo or Urgently may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the proposed transaction; (ix) restrictions during the pendency of the proposed transaction that may impact Otonomo’s or Urgently’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that Otonomo or Urgently may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the proposed transaction or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) the risk that integration of the Otonomo and Urgently post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects and synergies expected from the transaction, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xiv) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally; (xv) the impact of the COVID-19 pandemic on Otonomo’s and Urgently’s business and general economic conditions; and (xvi) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Otonomo’s and Urgently’s response to any of the aforementioned factors. Additional factors that may affect the future results of Otonomo are set forth in its filings with the United States Securities and Exchange Commission (the “SEC”), including Otonomo’s most recently filed Annual Report on Form 20-F, Current Reports on Form 6-K, and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 3D of Otonomo’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 under the heading “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Otonomo and Urgently and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Otonomo and Urgently files from time to time with the SEC. The forward-looking statements in this communication speak only as of the date of this communication. Except as required by law, Otonomo and Urgently assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Additional Information

In connection with the proposed transaction, Urgently intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Otonomo regarding the proposed transaction (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus will be sent to all Otonomo shareholders. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF OTONOMO AND URGENTLY WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain a free copy of the Proxy Statement/Prospectus and other documents containing important information about Otonomo and Urgently, once such documents are filed with the SEC, from the SEC’s website at www.sec.gov. Otonomo makes available free of charge at www.Otonomo.com (in the “Investors” section) copies of materials it files with, or furnishes to, the SEC.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Otonomo, Urgently and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Otonomo in connection with the proposed transaction. Securityholders may obtain information regarding the names, affiliations and interests of Otonomo’s directors and executive officers in Otonomo’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022. Additional information regarding the interests of such individuals in the proposed transaction will be included in the Proxy Statement/Prospectus relating to the proposed transaction that Urgently intends to file with the SEC.